SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                   SCHEDULE TO
                                 (Rule 14d-100)
         TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)

                             -----------------------

                                  Organic, Inc.
                       (Name of Subject Company (Issuer))

                     E-Services Investments Organic Sub LLC
                             Seneca Investments LLC
                               Omnicom Group Inc.
                             Pegasus Partners II, LP
                       (Name of Filing Persons, Offerors)

                    Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                    68617E101
                      (CUSIP Number of Class of Securities)

     Michael P. Tierney                                     Copy to:
   Chief Executive Officer                            Thomas W. Bark, Esq.
   Seneca Investments LLC                          Jones, Day, Reavis & Pogue
437 Madison Avenue, 3rd Floor                         599 Lexington Avenue
  New York, New York 10022                          New York, New York 10022
       (212) 415-3787                                    (212) 326-3939
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                             -----------------------

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

      Amount Previously Paid: $1,663.84      Filing Party: E-Services and Seneca
      Form or Registration No.: Schedule TO  Date Filed: December 5, 2001

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X|   third-party tender offer subject to Rule 14d-1.

      |_|   issuer tender offer subject to Rule 13e-4.

      |X|   going-private transaction subject to Rule 13e-3.

      |X|   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|


                              (Page 1 of 8 Pages)

---------------------------                              -----------------------
    CUSIP No. 68617E101                                     Page 2 of 8 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Seneca Investments LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                                            |_|
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER

                      82,071,168 shares
                  --------------------------------------------------------------
    NUMBER OF     8   SHARED VOTING POWER
     SHARES
  BENEFICIALLY        None
    OWNED BY      --------------------------------------------------------------
      EACH        9   SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH        82,071,168 shares
                  --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

                      None
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    82,071,168 shares
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    92.7%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    OO
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------


                              (Page 2 of 8 Pages)

---------------------------                              -----------------------
    CUSIP No. 68617E101                                     Page 3 of 8 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Pegasus Investors II, LP
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                                            |_|
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER

                      None*
                  --------------------------------------------------------------
  NUMBER OF       8   SHARED VOTING POWER
   SHARES
BENEFICIALLY          None
  OWNED BY        --------------------------------------------------------------
    EACH          9   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH          None*
                  --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

                      None
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    None*
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |_|

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    None*
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    PN
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

* Pegasus Investors II, LP disclaims beneficial ownership of all Organic common shares to which this Schedule 13D relates.


                              (Page 3 of 8 Pages)

---------------------------                              -----------------------
    CUSIP No. 68617E101                                     Page 4 of 8 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Pegasus Investors II GP, LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                                            |_|
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER

                      None*
                  --------------------------------------------------------------
  NUMBER OF       8   SHARED VOTING POWER
   SHARES
BENEFICIALLY          None
  OWNED BY        --------------------------------------------------------------
    EACH          9   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH          None*
                  --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

                      None
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    None*
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |_|

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    None*
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    OO
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

* Pegasus Investors II GP, LLC disclaims beneficial ownership of all Organic common shares to which this Schedule 13D relates.


                              (Page 4 of 8 Pages)

---------------------------                              -----------------------
    CUSIP No. 68617E101                                     Page 5 of 8 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Omnicom Group Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                                            |_|
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER

                      None*
                  --------------------------------------------------------------
  NUMBER OF       8   SHARED VOTING POWER
   SHARES
BENEFICIALLY          None
  OWNED BY        --------------------------------------------------------------
    EACH          9   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH          None*
                  --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

                      None
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    None*
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    None*
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

* Omnicom Group Inc. disclaims beneficial ownership of all Organic common shares to which this Schedule 13D relates.


                              (Page 5 of 8 Pages)

      This Amendment No. 3 (this "Amendment"), constituting the final amendment to the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on December 5, 2001 (as amended, the "Schedule TO"), by E-Services Investments Organic Sub LLC, a Delaware limited liability company ("Purchaser"), and Seneca Investments LLC, a Delaware limited liability company ("Seneca"), relating to the offer to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the "Shares"), of Organic, Inc., a Delaware corporation ("Organic"), that are not owned by Purchaser, Seneca or their affiliates at a purchase price of $0.33 per Share, net to the seller in cash, without interest thereon, upon the terms and conditions set forth in the amended and restated Offer To Purchase (as may be amended from time to time, the "Offer To Purchase") and in the related amended and restated Letter of Transmittal (as may be amended from time to time, the "Letter of Transmittal" and which, collectively with the Offer To Purchase, constitutes the "Offer"), which were annexed to and filed with Amendment No. 1 to the Schedule TO as Exhibits (a)(1) and (a)(2), respectively, on December 21, 2001. Omnicom Group Inc., a New York corporation ("Omnicom"), and Pegasus Partners II, LP, a Delaware limited partnership ("Pegasus Partners" and together with Seneca, Purchaser and Omnicom, the "Offerors"), joined in the filing of the previous amendments to the Schedule TO and are joining in the filing of this Amendment. Any capitalized term used and not otherwise defined herein has the meaning given to such term in the Offer to Purchase.

      This Amendment also constitutes an amendment to the Schedule 13E-3 (as amended, the "Schedule 13E-3") filed by and on behalf of the Offerors and to the
Schedule 13D of Seneca, Omnicom, Pegasus Investors II, LP, a Delaware limited partnership ("Pegasus LP"), and Pegasus Investors II GP, LLC, a Delaware limited liability company ("Pegasus GP"), originally filed with the Securities and Exchange Commission on May 14, 2001 (as previously amended, the "Schedule 13D"), which is incorporated herein by reference.

      The information contained in this Schedule TO, Schedule 13E-3 and Schedule 13D concerning each filing party was supplied by such filing party and no other filing party takes responsibility for the accuracy of such information.

      The information set forth in the Offer is incorporated herein by reference with respect to Items 1 through 12 of the Schedule TO, except those Items as to which information is specifically provided herein, in which case the information contained in the Offer is incorporated by reference in partial answer to those Items.

Item 1. Summary Term Sheet.
Item 8. Interest in Securities of the Subject Company.

      Items 1 and 8 are hereby amended and supplemented to add the following:

      The tender offer expired at 12:00 midnight, New York City time, on Thursday, January 10, 2002. Based on a preliminary count, Purchaser accepted a total of 10,468,092 Organic common shares, representing 60.0% of the Organic common shares not owned by Seneca, its affiliates or the directors and executive officers of Organic. As a result, Seneca and its affiliates own 92.7% of the Organic common shares.

Item 12. Exhibits.

      Item 12 is hereby amended to add the following exhibit, which is incorporated into this Schedule TO, Schedule 13E-3 and Schedule 13D by reference:

      (a)(11) Press release issued by Seneca on January 11, 2002.

Item 13. Information Required by Schedule 13E-3.

      The information set forth in the Offer and in Items 1 though 12 of the Schedule TO is incorporated herein by reference with respect to Items 1 through 16 of the Schedule 13E-3.


                              (Page 6 of 8 Pages)

                                    SIGNATURE

      After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                      SENECA INVESTMENTS LLC

                                      By: /s/ GERARD A. NEUMANN
                                          -------------------------------------
                                          Gerard A. Neumann
                                          Chief Financial Officer

                                      E-SERVICES INVESTMENTS ORGANIC SUB LLC

                                            By: Communicade LLC, its member
                                                By: Seneca Investments LLC,
                                                    its member

                                      By: /s/ GERARD A. NEUMANN
                                          -------------------------------------
                                          Gerard A. Neumann
                                          Chief Financial Officer

                                      OMNICOM GROUP INC.

                                      By: /s/ RANDALL J. WEISENBURGER
                                          -------------------------------------
                                          Randall J. Weisenburger
                                          Executive Vice President

                                      PEGASUS PARTNERS II, LP

                                          By: Pegasus Investors II, LP,
                                              its General Partner
                                              By: Pegasus Investors II, GP, LLC,
                                                  its General Partner

                                      By: /s/ ANDREW BURSKY
                                          -------------------------------------
                                          Andrew Bursky
                                          Vice President

                                      PEGASUS INVESTORS II, LP

                                          By: Pegasus Investors II GP, LLC,
                                              its General Partner

                                      By: /s/ ANDREW BURSKY
                                          -------------------------------------
                                          Andrew Bursky
                                          Vice President

                                      PEGASUS INVESTORS II GP, LLC

                                      By: /s/ ANDREW BURSKY
                                          -------------------------------------
                                          Andrew Bursky
                                          Vice President

Date: January 11, 2002


                              (Page 7 of 8 Pages)

                                  EXHIBIT INDEX

Exhibit No.      Description
-----------      -----------
(a)(1)+          Amended and restated Offer To Purchase.
(a)(2)+          Amended and restated Letter of Transmittal.
(a)(3)+          Amended and restated Form of Letter to Clients for Use by
                 Brokers, Dealers, Commercial Banks, Trust Companies and Other
                 Nominees.
(a)(4)+          Amended and restated Notice of Guaranteed Delivery.
(a)(5)+          Guidelines of the Internal Revenue Service for Certification of
                 Taxpayer Identification Number on Substitute Form W-9.
(a)(7)           Letter, dated September 18, 2001, from Seneca to the Company
                 (incorporated by reference to Exhibit 4 to Amendment No. 3 to
                 Schedule 13D filed by Seneca on September 19, 2001).
(a)(8)           Letter, dated December 4, 2001, from Seneca to the Company
                 (incorporated by reference to Exhibit 5 to Amendment No. 4 to
                 Schedule 13D filed by Seneca on December 4, 2001).
(a)(9)+          Text of press release, dated December 20, 2001, issued by
                 Seneca.
(a)(10)+         Letter to Organic stockholders from Seneca and Purchaser, dated
                 December 20, 2001.
(a)(11)*         Press release issued by Seneca on January 11, 2002.
(b)              Not applicable.
(c)(1)           Fairness opinion of Bear Stearns & Co. Inc. (included as
                 Exhibit (c)(1) to the Schedule 14D-9 filed by Organic on December 18, 2001 and incorporated herein by reference).
(c)(2)           Amendment No. 1 to the Schedule 14D-9 filed by Organic on
                 December 20, 2001 and incorporated herein by reference.
(c)(3)+          Certain prospective financial information provided by Organic to Seneca in November 2001.
(d)(1)           Share purchase agreement, dated September 18, 2001, as amended, among Seneca, Purchaser, Organic Holdings LLC and Jonathan
                 Nelson (incorporated by reference to Exhibit 4 to Amendment No.
                 4 to Schedule 13D filed by Seneca on December 3, 2001).
(d)(2)           Investors' rights agreement (incorporated by reference to
                 Exhibit 4.4 of the Company's Registration Statement on Form
                 S-1, Amendment No. 4, filed on February 8, 2000).
(d)(3)+          Form of Organic, Inc. equity incentive program.
(d)(4)+          Form of Organic, Inc. equity incentive program stock award agreement.
(d)(5)           Loan agreement between the Company and Omnicom, dated August
                 27, 2001 (incorporated by reference to Exhibit 10.7 of the Company's Registration Statement on Form S-1, filed November
                 24, 1999).
(d)(6)           Guaranty and security agreement among the Company, Organic
                 Media, Inc. and Omnicom, dated August 27, 2001 (incorporated by reference to Exhibit 10.8 of the Company's Registration
                 Statement on Form S-1, filed November 24, 1999).
(d)(7)           Revolving note of the Company payable to Omnicom, dated August
                 27, 2001 (incorporated by reference to Exhibit 10.9 of the Company's Registration Statement on Form S-1, filed November
                 24, 1999).
(d)(8)+          Agreement, dated December 3, 2001, between Organic and Omnicom.
(f)              Section 262 of the General Corporation Law of the State of
                 Delaware (incorporated by reference to Schedule II of Exhibit
                 (a)(1) hereto).
(g)              Not applicable.
(h)              Not applicable.

----------
*    Filed herewith.
+    Filed previously.


                              (Page 8 of 8 Pages)